UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Assisted Living Concepts, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

04544X102
-----------------
(CUSIP Number)

November 13, 2007

(Date of Event Which Requires Filing of this Statement}

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 04544X102

1)	NAMES OF REPORTING PERSONS: Bandera Partners LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

	5)	SOLE VOTING POWER: 2,932,150

NUMBER OF
SHARES	6)	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER: 2,932,150
REPORTING
PERSON
WITH	8)	SHARED DISPOSITIVE POWER: 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,932,150

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.1%

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

13G
CUSIP No. 04544X102

1)	NAMES OF REPORTING PERSONS: Gregory Bylinsky

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	5)	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6)	SHARED VOTING POWER: 2,932,150
BENEFICIALLY
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH	8)	SHARED DISPOSITIVE POWER: 2,932,150

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,932,150

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.1%

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

13G
CUSIP No. 04544X102

1)	NAMES OF REPORTING PERSONS: Jefferson Gramm

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	5)	SOLE VOTING POWER: 0

NUMBER OF
SHARES	6)	SHARED VOTING POWER: 2,932,150
BENEFICIALLY
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON
WITH	8)	SHARED DISPOSITIVE POWER: 2,932,150

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,932,150

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.1%

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

13G
CUSIP No. 04544X102

1)	NAMES OF REPORTING PERSONS: William Gramm

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	5)	SOLE VOTING POWER: 40,000

NUMBER OF
SHARES	6)	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER: 40,000
REPORTING
PERSON
WITH	8)	SHARED DISPOSITIVE POWER: 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 40,000

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 0.1%

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1(a).	Name of Issuer: Assisted Living Concepts, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:

W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051
Item 2(a).	Name of Person Filing:

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

(i) Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii) Gregory Bylinsky;

(iii) Jefferson Gramm; and

(iv) William Gramm.

Bandera Partners, Mr. Bylinsky and Mr. Jefferson Gramm are filing this Schedule with respect to 2,932,150 shares of Class A Common Stock (the “Master Fund’s Shares”) directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).

Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.

Mr. Bylinsky and Mr. Jefferson Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.

Mr. William Gramm is filing this Schedule with respect to 40,000 shares of Class A Common Stock owned directly by Mr. William Gramm. Mr. William Gramm is chairman of the advisory board of Bandera Partners (the “Advisory Board”). The Advisory Board provides strategic advice to Bandera Partners but takes no part in the control or management of Bandera Partners. Members of the Advisory Board have no power or authority to act for or on behalf of Bandera Partners in their capacity as members of the Advisory Board.

Item 2(b).
Address of Principal Business Office or, if None, Residence:

The principal business office address of each of Bandera Partners, Mr. Bylinsky and Mr. Gramm is:

26 Broadway, Suite 1607
New York, New York 10004

The residence address of Mr. William Gramm is:

PO Box 1559
Helotes, Texas 78023

Item 2(c).	Citizenship: The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States
William Gramm	United States

Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP Number: 04544X102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bandera Partners LLC

	(a) Amount beneficially owned:	2,932,150

	(b) Percent of class:	5.1%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	2,932,150

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	2,932,150

	(iv) Shared power to dispose or to direct the disposition of	0

(ii) Gregory Bylinsky

	(a) Amount beneficially owned:	2,932,150

	(b) Percent of class:	5.1%

	(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	0

	(ii) Shared power to vote or to direct the vote	2,932,150

	(iii) Sole power to dispose or to direct the disposition of	0

	(iv) Shared power to dispose or to direct the disposition of	2,932,150

(iii) Jefferson Gramm

	(a) Amount beneficially owned:	2,932,150

	(b) Percent of class:	5.1%

	(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote	2,932,150

(iii) Sole power to dispose or to direct the disposition of	0

(iv) Shared power to dispose or to direct the disposition of	2,932,150

(iv) William Gramm

(a) Amount beneficially owned:	40,000

(b) Percent of class:	0.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	40,000

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	40,000

(iv) Shared power to dispose or to direct the disposition of	0

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 57,775,348 shares of Class A Common Stock issued and outstanding as of November 8, 2007, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2007.

Item 5.
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

☐

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Shares reported in this Schedule as beneficially owned by Bandera Partners, Mr. Bylinsky and Mr. Jefferson Gramm is held by Bandera Master Fund, a fund for which Bandera Partners serves as investment manager. The general partner and limited partners of Bandera Master Fund have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Master Fund’s Shares in accordance with their ownership interests in Bandera Master Fund. Bandera Partners, Mr. Bylinsky and Mr. Jefferson Gramm disclaim beneficial ownership of the Master Fund’s Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: November 15, 2007

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: November 15, 2007

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: November 15, 2007

By:	/s/ Jefferson Gramm
Jefferson Gramm

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated: November 15, 2007

By:	/s/ William Gramm
William Gramm

EXHIBIT A

AGREEMENT OF JOINT FILING
ASSISTED LIVING CONCEPTS, INC.
CLASS A COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 15th day of November, 2007.

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

By:	/s/ Jefferson Gramm
Jefferson Gramm

By:	/s/ William Gramm
William Gramm